EXHIBIT INDEX

EXHIBIT A:
  Attachment to item 77C: Submission of matters to a vote of Security holders.
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EXHIBIT A:
Clemente Strategic Value Fund, Inc.

The proxy for the Annual Meeting of Stockholders (held on April 26, 2000) is incorporated herein by reference to the DEF14A filed on April 14, 2000.

The Annual Meeting of stockholders of Clemente Strategic Value
Fund, Inc. was held on April 26, 2000. The following provides information concerning the matters voted on at the meeting:

PROPOSAL NO. 1 - to elect seven directors of the Fund

                          FOR         AGAINST
Ralph Bradshaw        2,214,136        13,770
Gary Bentz            2,214,136        13,770
William Clark         2,214,136        13,770
Thomas Lenagh         2,214,136        13,770
Scott B. Rogers       2,214,136        13,770
Glenn W. Wilcox, Sr.  2,214,136        13,770
Andrew Strauss        2,214,136        13,770

PROPOSAL NO. 2 - to ratify the selection by the Board of Directors of PricewaterhouseCoopers LLP as the Fund's independent accountants for the fiscal year ending December 31, 2000.

FOR                  AGAINST
2,218,456             3,598

PROPOSAL NO. 3 - to amend the Fund's Investment Advisory
Agreement with the Adviser regarding the calculation of the compensation of the Adviser, including the Basic Fee and performance fee.

FOR                  AGAINST
2,201,697            19,467

PROPOSAL NO. 4 - to amend the current U.S Advisory Agreement among the Fund, the Adviser and Wilmington Trust Company to a sub-advisory agreement on substantially the same terms as the current U.S Advisory Agreement.

FOR                   AGAINST
2,208,420             11,144

PROPOSAL NO. 5 - to consider a shareholder proposal recommending that the Board take the steps necessary to provide stockholders an option to receive net asset value with no redemption penalty.

FOR                  AGAINST
301,456             1,917,929